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SEC FILE NUMBER
1-7884

CUSIP NUMBER
590660106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Integrated Electrical Services, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
1800 West Loop South, Suite 500

Address of Principal Executive Office (Street and Number)
Houston, Texas 77027

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Integrated Electrical Services, Inc. (the “Company”) is unable to file its quarterly report on Form 10-Q for the period ended March 31, 2009 (the “Form 10-Q”) within the prescribed time period, as the Company requires additional time to complete verification and reconciliation of certain financial information required in the Form 10-Q. The Company has concluded the five day extension will allow it to avoid unreasonable effort and expense in completing the Form 10-Q, as well as provide the Company’s independent auditor with the time necessary to complete its review of the final reconciliation. The reconciliation in question relates to certain intercompany accounts that have a potential non-cash after-tax impact of approximately $0.4 million.
In addition, the Company’s financial statements for the three months ended March 31, 2009 may include certain other non-cash charges related to the correction of prior period accounting errors. Such charges are estimated to have an after-tax impact of approximately $0.8 million. Management determined that $0.4 million of the errors related to the fiscal year ended September 30, 2008 and $0.4 million was related to the fiscal first quarter of 2009. Management believes these non-cash corrections are not material and should be reflected in cost of services and selling, general and administrative expenses in the fiscal second quarter.
Upon completion of its review, the Company will evaluate the cumulative effect of all errors to determine if a restatement of the prior period financial statements is necessary. If no restatement is necessary, the Company will file the Form 10-Q within the prescribed five day extension period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Raymond K. Guba	713	860-1500
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Integrated Electrical Services, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2009	By	/s/ RAYMOND K. GUBA

Raymond K. Guba
Executive Vice President and Chief Financial and Administrative Officer